SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON  D.C.  20549

                                 FORM 10 - C

               Report by issuer of Securities Quoted on NASDAQ

                       Interdealer Quotation System

                Filed Pursuant to Section 13 or 15(d) of the

            Securities and Exchange Act of 1934 and Rule 13a-176

                          or 15-d 17 thereunder


                         BT FINANCIAL CORPORATION


          BT Financial Plaza, 551 Main Street, Johnstown, PA  15901

      Issuer's telephone number, including area code (814) 532-3801

               I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

 Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.  Title of security   BT Financial Corporation Common Shares

     2.  Number of shares outstanding before the change  5,165,650

     3.  Number of shares outstanding after the change   5,682,215

          4.  Effective date of change  October 22, 1996

                  5.  Method of change:

  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                               Stock dividend

                   Give brief description of transaction

 BT Financial Corporation Board of Directors declared a 10% stock dividend, payable October 22, 1996, to shareholders of record as of September 20, 1996.

                    II.  CHANGE IN NAME OF ISSUER

     1.  Name prior to change _________________________________________

     2.  Name after change  ___________________________________________


     3.  Effective date of charter amendment changing name ____________


     4.  Date of shareholder approval of change, if required  _________


         Date  October 22, 1996      /s/ John H. Anderson
               ________________      _____________________
                                   (Officer's signature & title)
                                    John H. Anderson,
                                    Chairman and Chief Executive Officer